EXHIBIT 99.1

INTERNET GOLD-GOLDEN LINES LTD.

2 Dov Friedman Street, Ramat-Gan, 5250301, Israel.

Dear Shareholders:

We cordially invite you to the 2018 Annual General Meeting of Shareholders, or the Meeting, to be held on Sunday, August 19, 2018 at 10:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions:

1.	To elect Messrs. Ami Barlev, Yuval Bronstein, Ilan Cohen, Moshe Lusky, Yahel Shachar and Gilead Sher and to reelect Ms. Anat Winner to serve on the Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve a new directors & officers liability insurance policy, including coverage for our current and future office holders who are deemed to be controlling shareholders.

3.	To approve an amendment to our Compensation Policy.

4.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2018, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on July 10, 2018 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a Tel Aviv Stock Exchange, or the TASE, member may be voted electronically via the electronic voting system of the Israel Security Authority, or ISA, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions will be provided

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, July 10, 2018, via the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices (2 Dov Friedman St., Ramat-Gan, 5250301, Israel - +972-3-9240000 (phone), +972-3-939-9832 (fax)). Our company’s representative is Mr. Ami Barlev (2 Dov Friedman Street, Ramat Gan, Israel - Tel: 050-2029021 Fax: 03-6131212).

Shareholders are permitted to express their position on any proposal on the agenda of the Meeting by submitting a written statement through the company to the other shareholders (a “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than August 9, 2018. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum and Voting:

The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present shall represent a quorum.

Our Articles of Association require each shareholder that wishes to participate in the meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp. Limited), 5757-1997,or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the meeting and such shareholder’s vote will not be counted for quorum purposes. According to our Articles of Association “Exceptional Holdings” do not entitle the holder to vote such shares at the meeting. “Exceptional Holdings” are defined in the Israeli Communications, and a description of the definition of “Exceptional Holdings” will be included in the Proxy Statement.

Voting:

With respect to Items 1 and 4:

Under the Israeli Companies Law, such proposals require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter.

With respect to Items 2 and 3

Under the Israeli Companies Law, such proposals require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who are not controlling shareholders and are shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest or who are not controlling shareholders in the resolution who voted against it does not exceed two percent of the outstanding voting power in the company. The Israeli Companies Law requires that each shareholder voting on each proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on the proposal.

Sincerely,

Ami Barlev
Chairman of the Board of Directors

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.